November 12, 2019

Joseph N. Forkey
Chief Executive Officer
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, MA 01440

       Re: Precision Optics Corporation, Inc.
           Registration Statement on Form S-1
           Filed October 29, 2019
           File No. 333-234364

Dear Mr. Forkey:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1

Financial Statements, page F-1

1. We note your significant acquisition of Ross Optical on June 1, 2019 and that you have filed pro forma financial statements related to this acquisition. Please revise your registration statement to also provide the audited historical financial statements for the acquired entity pursuant to Rule 8-04 of Regulation S-X, as well as the interim financial statements for Ross specified in Rule 8-03, including the comparable period of the preceding fiscal year.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph N. Forkey
Precision Optics Corporation, Inc.
November 12, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Ada D. Sarmento at 202-551-3798 or Christine Westbrook at 202-551-
5019 with any questions.



                                                           Sincerely,
FirstName LastNameJoseph N. Forkey
                                                           Division of
Corporation Finance
Comapany NamePrecision Optics Corporation, Inc.
                                                           Office of Life
Sciences
November 12, 2019 Page 2
cc:       Amy Trombly, Esq.
FirstName LastName